[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]

VIA EDGAR

April 15, 2009
Re:	MasterCard Incorporated Preliminary Proxy Statement on Schedule 14A Filed March 30, 2009 File No. 001-32877

Matthew Crispino, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of MasterCard Incorporated, we hereby submit the following response to your letter dated April 7, 2009 regarding the Securities and Exchange Commission Staff’s review of MasterCard’s Preliminary Proxy Statement on Schedule 14A, filed on March 30, 2009.

To assist your review, we have retyped the text of the Staff’s comment in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the initial filing. The response and information described below are based upon information provided to us by MasterCard.

Proposal 3

1.	Please discuss the possible anti-takeover effects of increasing the maximum size of your board of directors. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. See Release 34- 15230.

MasterCard acknowledges the Staff’s comment. While we respectfully disagree that the proposed amendment to Section 6.1(A) of MasterCard’s amended and

Securities and Exchange Commission	-2-	April 15, 2009

restated certificate of incorporation to increase the maximum size of the board from twelve to fifteen directors is, under the facts and circumstances underlying MasterCard’s particular proxy statement, an anti-takeover proposal as such term is used in Release No. 34-15230, MasterCard proposes to include the following additional disclosure as a new third paragraph under the heading “Reasons for the Proposed Amendments” on page 66:

“In recommending the proposed amendments to the Company’s amended and restated certificate of incorporation to increase the maximum size of the Board of Directors, the Board of Directors was in no way motivated to implement any additional anti-takeover mechanisms and has no plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. However, if dissident stockholders were in the future to elect one or more directors, the Board of Directors could dilute the impact of those directors by increasing the size of the sitting Board of Directors and appointing additional directors that it selects to fill those newly-created vacancies. The proposed amendments could therefore discourage proxy contests, reducing the ability of dissident stockholders to influence the Company’s affairs by obtaining representation on the Board of Directors.”

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Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc: Securities and Exchange Commission

David L. Orlic, Esq.

MasterCard Incorporated

Noah J. Hanft

Bart S. Goldstein

Craig R. Brown